Exhibit 23.3

Consent of Independent Public Accounting Firm

We consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement of our report dated May 9, 2016, except for Notes 2a and 3 which are as of May 16, 2016 and notes 2b and 20 which are as of May 31, 2016 relating to consolidated financial statements of LifeStorage, LP as of December 31, 2015 and 2014 and for each of the years in the three year period ended December 31, 2015, which appears in Sovran Self Storage, Inc.’s current report on Form 8-K dated June 13, 2016, filed with the Securities and Exchange Commission.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA LLP

San Francisco, California

June 10, 2016